SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2005

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Attached please find Matav Cable Systems Media Ltd, third quarter 2005 financial report, edited according to the Israeli securities authority regulations. This financial report was attached as part of Delek Investments Properties Ltd. (holder of 40 % in Matav) third quarter 2005 financial results, released on November 28, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

28 November 2005	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV – CABLE SYSTEMS MEDIA LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005

IN NIS

UNAUDITED

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2005	2004	2004
	Unaudited		Audited
	Reported NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	85,915	10,277	24,250
Short-term deposit	-	-	50
Trade receivables	81,354	81,765	75,458
Other accounts receivable	19,444	14,974	20,010

	186,713	107,016	119,768

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliates	37,398	89,029	101,736
Investment in other Company	19,278	-	-
Investment in limited partnerships	1,117	1,626	1,656
Rights to broadcast movies and programs	26,709	29,994	26,509
Other receivables	315	602	601

	84,817	121,251	130,502

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,226,317	2,085,502	2,119,060
Less - accumulated depreciation	1,398,947	1,254,051	1,293,549

	827,370	831,451	825,511

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,627	3,272	3,101

	1,101,527	1,062,990	1,078,882

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

	September 30,		December 31,
	2005	2004	2004
	Unaudited		Audited
	Reported NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank credit	553,256	430,909	465,339
Current maturities of debentures	34,206	34,107	34,005
Trade payables	105,015	97,722	104,282
Jointly controlled entity - current accounts	10,852	15,274	18,112
Other accounts payable	108,277	208,632	201,943

	811,606	786,644	823,681

LONG-TERM LIABILITIES:
Loans and debentures (net of current maturities):
Loans from banks and others	57,368	114,863	101,457
Debentures	-	33,182	33,201
Customer deposits for converters, net of accumulated
amortization	17,127	21,725	20,279
Accrued severance pay, net	3,234	2,208	2,483
Deferred taxes	4,252	-	-

	81,981	171,978	157,420

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares of NIS 1.00 par value - authorized:
100,000,000 shares at September 30, 2005 and 2004 and
December 31, 2004; Issued and outstanding: 30,222,775
shares at September 30, 2005 and 30,220,477 shares at
December 31, 2004 and September 30, 2004	48,901	48,899	48,899
Additional paid-in capital	375,538	375,538	375,538
Accumulated deficit	(216,499)	(320,069)	(326,656)

	207,940	104,368	97,781

	1,101,527	1,062,990	1,078,882

The accompanying notes are an integral part of the interim consolidated financial statements.

November 21, 2005 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chief Executive Officer and Chairman of the Board	—————————————— Tal Peres Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited				Audited
	Reported NIS in thousands (except per share amounts)

Revenues	407,643	444,140	134,373	145,612	584,564

Operating expenses:
Depreciation	105,408	109,402	35,636	35,894	144,902
Other operating expenses	251,715	243,981	85,275	76,585	327,586

Total operating expenses	357,123	353,383	120,911	112,479	472,488

Gross profit	50,520	90,757	13,462	33,133	112,076

Selling, marketing, general and
administrative expenses:
Selling and marketing	40,696	50,055	12,816	18,673	63,676
General and administrative	30,726	34,136	10,667	13,606	45,391

	71,422	84,191	23,483	32,279	109,067

Operating income (loss)	(20,902)	6,566	(10,021)	854	3,009
Financial expenses, net	(38,156)	(40,464)	(11,144)	(11,973)	(50,333)
Other income (expenses), net	163,577	(46,594)	73	(27,868)	(42,680)

Income (loss) before taxes on income	104,519	(80,492)	(21,092)	(38,987)	(90,004)
Taxes on income	(7,359)	6,888	(1,506)	6,888	7,281

Income (loss) after taxes on income	111,878	(87,380)	(19,586)	(45,875)	(97,285)
Equity in earnings (losses) of
affiliates, net	(1,721)	10,983	(2,473)	4,724	14,301

Net income (loss)	110,157	(76,397)	(22,059)	(41,151)	(82,984)

Net income (loss) per NIS 1 par value of
Ordinary share (in NIS)	3.64	(2.60)	(0.73)	(1.40)	(2.83)

Weighted average number of shares
outstanding during the period (in
thousands)	30,222	29,359	30,223	29,364	29,360

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Nine months ended September 30, 2005 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
	Reported NIS in thousands

Balance at the beginning of the period (audited)	30,221	48,899	375,538	(326,656)	97,781

Exercise of stock options by
employees	2	2	-	-	2
Net income	-	-	-	110,157	110,157

Balance at the end of the period	30,223	48,901	375,538	(216,499)	207,940

	Nine months ended September 30, 2004 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
	Reported NIS in thousands

Balance at the beginning of the
period (audited)	30,204	48,882	375,538	(243,672)	180,748

Exercise of stock options by
employees	17	17	-	-	17
Net loss	-	-	-	(76,397)	(76,397)

Balance at the end of the period	30,221	48,899	375,538	(320,069)	104,368

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended September 30, 2005 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
	Reported NIS in thousands

Balance at the beginning of the period	30,223	48,901	375,538	(194,440)	229,999

Net loss	-	-	-	(22,059)	(22,059)

Balance at the end of the period	30,223	48,901	375,538	(216,499)	207,940

	Three months ended September 30, 2004 (unaudited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
	Reported NIS in thousands

Balance at the beginning of the
period	30,204	48,899	375,538	(278,918)	145,519

Net loss	17	-	-	(41,151)	(41,151)

Balance at the end of the period	30,221	48,899	375,538	(320,069)	104,368

	Year ended December 31, 2004 (audited)
	Share capital		Additional paid-in capital	Accumulated deficit	Total
	Number of shares	Amount
	Reported NIS in thousands

Balance at the beginning of the
year	30,204	48,882	375,538	(243,672)	180,748

Exercise of stock options by
employees	17	17	-	-	17
Net loss	-	-	-	(82,984)	(82,984)

Balance at the end of the year	30,221	48,899	375,538	(326,656)	97,781

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited				Audited
	Reported NIS in thousands

Cash flows from operating activities:

Net income (loss)	110,157	(76,397)	(22,059)	(41,151)	(82,984)
Adjustments to reconcile net income (loss) to
net cash provided by (used in) operating
activities (a)	(153,230)	174,941	(53,197)	82,621	204,244

Net cash provided by (used in) operating
activities	(43,073)	98,544	(75,256)	41,470	121,260

Cash flows from investing activities:

Short-term deposit	50	-	50	-	(50)
Investment in affiliated partnership Hot
Telecom	(33,649)	(6,076)	(14,739)	(4,482)	(12,209)
Investment in limited partnerships	-	(58)	-	(29)	(88)
Purchase of property, plant and equipment	(114,176)	(68,541)	(46,155)	(31,726)	(95,217)
Proceeds from sale of property, plant and
equipment	108	983	-	449	1,393
Proceeds from sale of investment in an
affiliate company, net	244,249	-	-	-	-
Collection of long-term loans granted for
the purchase of property, plant and
equipment	277	278	-	-	278
Grant of capital note to affiliate	-	-	-	-	(68)

Net cash provided by (used in) investing
activities	96,859	(73,414)	(60,844)	(35,788)	(105,961)

Cash flows from financing activities:

Exercise of stock options by employees	2	17	-	-	17
Receipt of long-term loans from banks and
others	-	3,662	-	2,662	3,759
Repayment of long-term loans from banks and
others	(14,534)	(28,053)	(184)	(5,609)	(45,965)
Redemption of debentures	(34,585)	(34,107)	(34,585)	(34,107)	(34,107)
Short-term bank credit, net	56,996	5,680	3,702	12,519	47,299

Net cash provided by (used in) financing
activities	7,879	(52,801)	(31,067)	(24,535)	(28,997)

Increase (decrease) in cash and cash
equivalents	61,665	(27,671)	(167,167)	(18,853)	(13,698)
Cash and cash equivalents at beginning of
period	24,250	37,948	253,082	29,130	37,948

Cash and cash equivalents at end of period	85,915	10,277	85,915	10,277	24,250

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2005	2004	2005	2004	2004
	Unaudited				Audited
	Reported NIS in thousands

(a) Adjustments to reconcile net income
(loss) to net cash provided by (used
in) operating activities:

Income and expenses not involving cash
flows:

Equity in losses (earnings) of
affiliates, net	(893)	(16,146)	2,473	(6,826)	(22,652)
Depreciation and amortization	109,217	110,757	38,111	36,653	146,488
Deferred income taxes, net	(19,729)	5,163	(1,531)	2,102	8,351
Severance pay, net	751	102	59	(68)	377
Loss (gain) from:
Write-off of investment in
non-marketable equity securities	-	16,241	-	-	16,241
Sale of property, plant and equipment	5	(349)	1	(155)	197
Sale of shares of affiliate company	(164,647)	-	-	-	-
Linkage differences on principal of
debentures	1,585	1,550	1,004	119	1,467
Linkage differences on principal of
long-term loans from banks and other
accounts receivable, net	1,375	1,682	858	24	(1,097)

	(72,336)	119,000	40,975	31,849	149,372

Changes in operating asset and liability
items:

Decrease (increase) in rights to
broadcast movies and programs	(200)	4,933	3,022	(4,088)	8,418
Decrease (increase) in trade receivables	(5,896)	1,386	(2,505)	(643)	7,693
Decrease (increase) in affiliate -
current accounts	(7,260)	4,791	(4,478)	268	422
Decrease (increase) in other accounts
receivable	566	6,710	2,325	17,075	(245)
Increase (decrease) in trade payables	4,733	(2,416)	8,681	4,281	9,717
Increase (decrease) in other accounts
payable	(69,685)	44,487	(100,154)	35,683	34,263
Decrease in customer deposits for
converters, net	(3,152)	(3,950)	(1,063)	(1,804)	(5,396)

	(80,894)	55,941	(94,172)	50,772	54,872

	(153,230)	174,941	(53,197)	82,621	204,244

(b) Significant non-cash activities:

Purchase of property, plant and
equipment on credit	11,693	11,793	11,693	11,793	16,833

The accompanying notes are an integral part of the interim consolidated financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	These financial statements have been prepared in a condensed format as of September 30, 2005, and for the nine months and three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2004 and for the year then ended.

b.	Financial situation and operational losses:

During the recent years the Company has incurred operational losses resulted from the continued intense competition in the Israeli multi- channel television market. The Company has financed its operations using, inter alia, short-term bank borrowings and using the proceeds received from realization of its shares in Partner. During April 2005 the Company sold most of its shares in Partner for approximately NIS 250 million (the proceeds net of taxes paid, totaled approximately NIS 140 million). As of September 30, 2005 the Company’s working capital deficit totaled approximately NIS 630 million (which was mainly financed by short-term bank credit). The Company believes that it will be able to repay or renew its obligations as they become due, including through receipt of long-term borrowings as the market conditions dictate.

Compared to the previous period, the Company has incurred an increased operational losses resulted from the intense competition in the Israeli multi-channel television market, certain additional costs associated with the operational merger between the cable companies, additional costs arising from the introduction of additional services (such as VOD) and subscriber’s loss. The Company believes that the introduction of its triple play strategy (bundling of telephony, television and broadband internet in one package to its costumers) along with the significant investments in infrastructure (including through Hot Telecom) will stimulate growth of its revenue and market share, and consequently improve its operational profit in the near future.

As a result of the abovementioned, the Company has decided to adjust and to limit (if needed) its capital expenditure to its actual operating cash flow along with its other available resources.

In addition the Company believes that the expected merger between the cable companies, as described in Note 3, will strengthen its ability to improve its operational results.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board and in accordance with the Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements.

b.	Initial adoption of Accounting Standard No. 19 with respect to taxes on income:

On January 1, 2005, the Company adopted Accounting Standard No. 19, “Taxes on Income” (“the Standard”) of the Israel Accounting Standards Board. The Standard prescribes the principles for recognition, measurement, presentation and disclosure of taxes on income and deferred taxes in the financial statements.

The major change promulgated by the Standard in relation to the accounting principles which were previously in effect is the recognition of deferred taxes for temporary differences relating to land.

The initial adoption of the provisions of the Standard did not have a material impact on the interim financial statements.

c.	Effect of a new Accounting Standard:

1.	In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”.

This Standard prescribes principles regarding the presentation of financial instruments and details the proper disclosure required in their respect in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset. This Standard shall apply to financial statements for periods commencing on or after January 1, 2006.

According to the new standard, compound financial instruments, that include both a liability and an equity component, should be bifurcated between the equity and liability component and each component should be classified separately in accordance with the Standard’s guidance. That is in contrast to current accounting principles, according to which the aforementioned financial instrument is classified as a financial liability or a mezannine item (depending on the probability of conversion). Transaction costs (net of any related income tax benefit) of an equity transaction are accounted for as a deduction from equity, while transaction costs of a financial liability are deducted from the liability and are taken into account, when calculating the effective interest rate.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The new Standard also broadens the definition of a financial liability, thus causing certain financial instruments, which are considered under current accounting guidance to be equity instruments, to be considered as financial liabilities. In addition, the new Standard supersedes Standards No. 48 and 53 of the Institute of Certified Public Accountants in Israel, according to which an investor should record a provision for a probable loss to result from decrease in its interest in the investee, following the conversion of the investee’s convertible instruments (“loss provision”).

The Standard shall be applied prospectively. Comparative data presented in financial statements for periods beginning on the Standard’s effective date will not be restated. Financial instruments that were issued prior to the Standard’s effective date will be classified and presented in accordance with the provisions of the Standard beginning on the Standard’s effective date. Compound financial instruments, which were issued in prior periods and were not yet converted or redeemed as of the Standard’s effective date, will be bifurcated to their components and presented accordingly, beginning on the Standard’s effective date. A loss provision included in the financial statements of an investor at the Standard’s effective date should be reversed at such date as a cumulative effect in the current period.

The Company is in the opinion that the effect of the new standard on its financial position is not expected to be material.

2.	Effect of a new Accounting Standard:

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, “Share- Based Payment” (“the Standard”). The Standard shall apply to financial statements for periods commencing on or after January 1, 2006 (effective date).

This Standard requires the Company to recognize share-based payment transactions in its financial statements in respect to, for example, the purchase of goods or services. Such transactions include transactions with employees or other parties that must be settled in the Company’s equity instruments or in cash, as well as transactions that provide the Company or the supplier of the service or goods with a choice of settling in cash or in equity instruments. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders’equity when the share- based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash. This contrasts with the current situation in which certain types of the above mentioned transactions are not reflected in the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Standard prescribes the principles for the recognition, measurement and disclosure of the fair value of the goods or services provided in exchange for the equity instrument granted. In particular, measurement principles are prescribed with respect to transactions with employees and others providing similar services, transactions with parties who are not employees and transactions that are measured by reference to the fair value of the equity instruments granted. In addition, requirements are prescribed for situations in which modifications are made to the conditions on which the equity instrument were granted.

For equity-settled share-based payment transactions, the Standard applies to grants made subsequent to March 15, 2005, and which had not yet vested as of January 1, 2006 (the effective date). The Standard shall also apply to modifications (not just to grants) that were made to the conditions of equity-settled transactions subsequent to March 15, 2005, even if the grants to which the modifications were made are not subject to the Standard. In the financial statements for 2006, comparative data in the financial statements for 2005 shall be restated in order to reflect the expense relating to the aforementioned grants.

For liabilities arising from share- based payment transactions existing as of the effective date, it will be necessary to apply the provisions of the Standard retrospectively. The Company should restate the comparative data, including adjusting the opening balance of retained earnings for the earliest period in which comparative data are presented. The Standard encourages retrospective application regarding other liabilities arising from share- based payment transactions (such as, transactions that were settled in 2005 and in respect of which comparative information is presented).

The Company is currently evaluating the effect of the Standard on the financial statements, see also Note 5(d).

d.	Following are data regarding the exchange rate of the U.S. dollar:

As of	Exchange rate of U.S. dollar
N I S

September 30, 2005	4.598
September 30, 2004	4.482
December 31, 2004	4.308

Change during the period	%

September 2005 (nine months)	6.7
September 2004 (nine months)	2.4
December 2004 (12 months)	(1.6)

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL AND LEGAL MERGER BETWEEN THE CABLE COMPANIES

As of 2001, the cable television operators are acting in order to merge their activities. The purpose of the merger, among other things, is to enable the Company to provide additional telecommunications services, to increase the Company’s ability to compete successfully with Bezeq in the field of domestic fixed line services, including telephony, and, to cooperate in various areas, including purchase of content, marketing, sales and unified networks and effect substantial cost savings. The consummation of the merger is subject to reaching an agreement with the major Israeli banks and the other creditors of the merging entities addressing among other things, the assignment of certain of the current debts and securities to the merged entity, and its future financing, and receipt of approvals required under applicable law, including the approvals of the Income Tax Commission, the Council, the Controller of Restrictive Business Practices, or the Controller, and the Israeli court. To date, the Company have received approvals, subject to certain terms and conditions, from the Council, the Controller and the Income Tax Commission. Subject to the final terms of the merger, further approval of the Income Tax Commission to the merger may be required.

In February 2003, the Company and the other Israeli Cable Companies agreed on a final version of an agreement outlining the structure and conditions of a merger between the Company, and the other Israeli Cable Companies including, inter alia, the terms of the agreement between the shareholders. The parties have agreed that if the final version of the merger agreement has not been signed by July 31, 2003, or a later date agreed upon by the parties, the provisions of the agreement will not apply, the parties shall not have any claim or suit towards another party with respect to the proposed merger agreement and/or the shareholders agreement, and shall be free to act independently or together with others, without any limitation. To date, the agreement has not been signed.

According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of a merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank Management Directives” of the Supervisor of Banks regarding, among other things, restriction on debt amounts to a “Group of Borrowers” as such term is defined in the “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower” and/or “Group of Borrowers” and as a result, attribution of the merged company’s debts, among other things, to an indirect controlling shareholder of the Company and the other Cable Companies.

In March 2002, the Council granted an approval to the merger which was amended in February 2003.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL AND LEGAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

The approval of the Controller to the merger was granted in April 2002 and amended from time to time. The Controller’s approval to the merger is subject to certain conditions )most of which already apply in light of the cooperation between the Cable Companies as described below and defined as the Operational Merger(, include, inter alia, conditions concerning: (1) separation between the cable infrastructure and the broadcasting activity of the merged companies; (2) allowing access to and use of cable broadcasting infrastructure to owners of licenses to operate CATV systems; (3) the ownership structures of the merged companies; (4) restrictions as to the purchase of content and interest in the channels; (5) provisions concerning non prevention of competitive infrastructures development; (6) restrictions on parties that are related to the merged companies, including in connection with acting as officers in the merged company and the transfer of business information; (7) the commitment to supply fixed telephony services to the public in Israel over the cable infrastructure that compete with those of Bezeq as detailed in the approval; (8) the provision of a bank guarantee (by all the Cable Companies) in the amount of 15 million dollars for the fulfillment of the Controller’s conditions.

On January 30, 2005, the Controller has issued an amendment to its previous approval to the merger of the Cable Companies from April 2002, as amended from time to time. According to the amendment, the Controller extended the validity of the approval to the merger until the earlier of January 29, 2006 or the date of the consummation of the merger. As part of the amendment, the controller revised some of the conditions to the approval, including, allowing the merged entity to hold means of control in four additional channels and amending the schedule set for the investment of NIS 350 million required by the merged entity as follows: not less than NIS 190 million until June 30, 2005, not less than NIS 160 million until June 30, 2006 and any other amount that shall be required for the fulfillment of the business plan for the provision of telephony services, which fully compete with the telephony services of Bezeq. As of the date of the approval of the financial statements, the cable companies comply with the investments they are required to invest, as described above. In addition, according to the amendment, the Controller increased the minimum number of subscribers to whom the merged entity is obliged to provide telephony services by the end of the consecutive years 2005, 2006 and 2007.

On January 30, 2005, the Controller also granted the three Israeli Cable Companies an exemption from the requirement to receive an approval of a “Restrictive Arrangement” as such term is defined under section 14 of the Restrictive Business Practice Law, in relation to the ongoing cooperation between the Cable Companies. Pursuant to the exemption, the Cable Companies may continue their cooperation in the multi-channel TV broadcasting operations, including marketing, content acquisition and content production, and in building infrastructure and providing fixed line telecommunication services including access to High Speed Internet and telephony. The exemption is subject to several terms and granted for a period of one year, until January 30, 2006.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	THE OPERATIONAL AND LEGAL MERGER BETWEEN THE CABLE COMPANIES (Cont.)

The Operational Merger

Since April 2002, and in accordance with the approval of the Controller to the proposed merger, the Cable Companies have strengthened the cooperation between themselves and have gradually cooperated in most areas of their activities. Since October 2003 the joint activity is carried out under the brand name HOT.

In order to strengthen the cooperation among the Cable Companies, Matav Group, Tevel group and Golden Channels group agreed in September 2004 to perform an operational merger (the “Operational Merger”). To this effect, a joint management was appointed to oversee the Operational Merger of the marketing, sales, engineering, customer service, operations and information systems activities of the three Cable Companies (including those of Hot Telecom). The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Material decisions applicable to the operational merger require the Company’s approval as well as the approval of Tevel and Golden Channels. The Company’s approval is subject to the decision of its board of directors and other corporate bodies, as required by law. Since the appointment of the joint management and the commencement of the operational merger, the Company, Tevel and Golden Channels have operated jointly on a regular basis. The three Cable Companies have agreed in principle that the allocation of the expenses deriving from the joint activity among themselves shall be proportional to the number of subscribers of each party. The operational merger does not include transfer of assets from any of the three Cable Companies to a merged entity or from any of the three Cable Companies to another Cable Company. Each of the three Cable Companies remains the sole owner of its assets and is entitled to the revenue generated from its own subscribers. Furthermore, the joint activity does not include transfer of liabilities owed to third parties, including, inter alia, banks or other creditors.

Negotiations for the performance of the full legal merger between the cable companies

The Company, together with the other Cable Companies (Tevel Group and Golden Channels Group), is currently examining the possibility of performing a full legal merger between the Groups, based on the merger agreements which were paraphed by the parties in the year 2003, while performing changes resulting from the passage of time and the change of circumstances. The course of the merger is currently being reconsidered by the parties, after it was indicated that the issue regarding sole borrower / group of borrowers arising from the directives of the Bank of Israel, could be resolved. This issue has so far delayed the consummation of the merger. Another possibility, which is being examined within the discussions, is the financing of a part of the debt of the merged company through guarantees by foreign banks, thus narrowing even more the restrictions arising from the issue of sole borrower / group of borrowers. It should be noted, that according to the structure of the merger considered today, the Company, which is a public company whose shares are traded both in Israel and in the United States, is intended to serve as the surviving company in the merger. It should be emphasized that the process of completing the full legal merger is still in the discussion stage, and there is no assurance that it shall be consummated, and in any event, the consummation of the full legal merger will be conditioned upon preconditions, including the receipt of regulatory approvals and the finalization of financing agreements with the banks.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS

a.	Claims and petitions for approval of class actions:

1.	On April 22, 1999, a lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court pursuant to Article 46a of the Restrictive Business Practices Law, 1988 by a subscriber of the Company who seeks approval as class action, thereby representing all of the members of the class allegedly included in such action.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, inter alia, by setting and collecting unreasonable and unfair prices for the services it provides.

If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million. In addition, the subscriber is also claiming compensation with respect to the damages caused to all of the members included in the class action, if approved, from the date of filing the lawsuit to the date judgment is rendered. In addition, the petitioner is seeking a mandatory injunction according to which the Company will be obliged to reduce the service fee it charges from its subscribers.

The Company filed an objection to the motion to approve the claim as a class action inter alia, on the grounds that the claim and the motion lack any merits, because of the fact that the petitioner has disregarded the high investments made in infrastructure and equipment, because of the fact that the franchise granted to the Company for CATV broadcasts, is limited in time, because of the fact that the comparisons made by the petitioner between the Company and foreign companies dealing in CATV broadcasts in countries where the situation is very different, are not relevant to the Company’s modus operandi, and because of the fact that the subscriber fees are subject to supervision and are highly regulated.

At the beginning of the hearing of the request, it was stated that the hearing of the request will be joined with similar requests that were filed against the Cable Companies Tevel, Golden Channels and Idan (however, in the meantime, this condition changed, as detailed below).

After the unification of proceedings and pursuant to the arrangement reached by the parties and which was validated by the a court, it was agreed that the Court will preliminarily decide with respect to the legal threshold claims that were raised by the Company (and other Cable Companies).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On August 21, 2003, the Court rendered its decision thereby rejecting the arguments of the Company (and of the other Cable Companies) and determined that the expenses with respect to the proceedings will be taken into account upon the conclusion of the proceedings.

In that decision the Court has determined, among other things, that the immunity stated in article 6 to Torts Ordinance is not granted to the Cable Companies and that the decision of the Restrictive Trade Practices Court that was granted in the past does not constitute a binding precedent or Court’s ruling toward the petitioners in the said procedure. Nevertheless, according to a procedural settlement reached by the parties, the Court will have to rule on other issues and parties arguments which were detailed in the request to approve the claim as a class action and the responses of the Cable Companies in that issue.

In a pre-trial hearing held on November 26, 2003, it was determined that the hearing of the proceedings against the various Cable Companies will be separated and that the first to be heard is the request to approve a class action which was filed against the Company. The parties reached a procedural arrangement concerning the hearing according to which no examinations shall be conducted and each party shall submit its summations. According to said agreement, the summations on behalf of the petitioner were submitted on April 1, 2005 and the summations on behalf of the Company were submitted by June 23, 2005. The petitioner submitted a response to the Company’s summations on August 18, 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, since the claim and the motion to approve it as a class action, and the Company’s response to the claim and the motion, raise complex, factual and legal questions that have not yet been resolved in Israeli case law, and for which there are no precedents that are based on similar facts, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

2.	On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks with the elapse of nine years from the date on which the franchises were granted. The compensation requested from the Company amounts to about NIS 139 million, as of the date the claim was filed.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The Company and Golden Channels filed a motion to dismiss the suit without prejudice due to the dismissal of a lawsuit identical in substance to the aforementioned suit. The court determined that the motion for dismissal of the suit without prejudice will be heard together with the application to recognize the suit as a class action. In addition, the Company and Golden Channels presented a reply to the request to approve the Claim as a Class Action. The petitioner’s request to join the hearing as creditors of Tevel was dismissed by the court. On July 27, 2005 the petitioners filed their response to the reply to the request to approve the Claim as a Class Action, which was filed on behalf of the Company and Golden Channels. A date for a hearing is scheduled for January 29, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the outcome of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

3.	On December 3, 2002, a lawsuit and motion to approve the claim as a class action were filed by seven Israeli residents, who requested that their action be declared as representing 1,050,000 subscribers of the Cable Companies. According to the claim, the Cable Companies violated the terms of the approval given to them by the Council for the transmission of the pay sport channel, since they did not maintain certain programs in the original sport channel, which is part of the basic package, offered to subscribers. The petitioners requested the Court to instruct all three Cable Companies to compensate the subscribers by a total sum of NIS 302 million as of the date of the motion and by an additional sum of NIS 25 million for each month from the date the claim was filed up to the date judgment is rendered by the Court. The Company’s proportionate share based on the subscribers ratio as of the balance sheet date, is approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 million accumulating from the date the claim was filed until a ruling is rendered (the “Original Lawsuit”).

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the petitioners submitted an appeal to the Supreme Court. The parties submitted their summations. The date for a hearing of the appeal in the Supreme Court is set for January 9, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the outcome of the appeal. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements. The amount of the Original Lawsuit was calculated by the petitioners based on the number of subscribers of each of the Cable Companies at the date the claim was filed.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

4.	On February 8, 2005, the Company received notice of a lawsuit and motion to approve the claim as a class action (the “Lawsuit” and the “Motion” accordingly).The lawsuit and the motion were filed against the Company by an Israeli resident in the Tel Aviv-Jaffa District Court. The motion alleges, among other things, that the Company has misled consumers within the framework of a certain sales promotion campaign in 2001, thereby violating the Israeli Consumers Protection Law. According to the motion, the damages owed to the petitioner are in the amount of NIS 1,574 (equates to approximately $ 357) and the aggregate damages to the class are indeterminable at this stage, because the number of other potential petitioners is not known to the petitioner.

The Company noted that the motion relates to the same subject matter of an indictment that was filed in March 2003 in the Netanya Magistrate Court against the Company and certain of its officers for violation of the Israeli Consumers Protection Law. The officers were dropped from the indictment and in November 2003, the court approved a plea bargain, pursuant to which the Company admitted the facts in an amended indictment and paid an insignificant fine.

On May 15, 2005, the Tel Aviv-Jaffa District Court approved the request filed by the parties and rendered a judgment according to which the claim was stricken.

b.	Other claims:

1.	a.	In July – September 1999, Tevel and Golden Channels and Co. (“Golden Channels”) entered into license agreements with the major studios (Columbia, Fox and Warner Bros. International Television Distribution (“Warner”) to purchase contents (the “Agreements”). The contents were broadcasted, inter alia, in channels “HOT 3” and “HOT Movies”, which are produced by Hot Vision for the Cable Companies, and for the pay channels- “HOT Drama”, “Hot Action”, “Hot Fun” and “Cinema Prime”, which are produced by Avdar Silver Industries Ltd. (“Avdar”) for the Cable Companies.

Agreements were entered into by and between Tevel, Golden Channels and Hot Vision, according to which, broadcasting rights for the above contents, were provided to Hot Vision. In addition, agreements were entered between Avdar and the Cable Companies, pursuant to which the broadcast rights for the above pay channels were placed with Avdar.

On November 27, 2002, Warner filed a lawsuit against Tevel in the District Court in California seeking, inter alia, a monetary compensation of $ 17 million (“Warner Lawsuit”). Warner contends that the agreement between Warner and Tevel dated July 13, 1999, pursuant to which Tevel acquired from Warner the rights to broadcast films, was breached and consequently terminated by Warner (see also c. below).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

Following the Warner Lawsuit and other actions taken by Warner, on December 5, 2002, the trustee for Tevel group filed with the District Court in Tel Aviv (the “Court”) a motion to instruct Warner, inter alia, to take any measures necessary to discontinue the Warner Lawsuit (in view, among others, of the stay of proceedings order that was granted with respect to Tevel, which prohibits the institution of new proceedings against Tevel without the approval of the Court and based on the proof of debt submitted by Warner to the trustee under the same cause of action (“the Trustee’s Motion”).

On February 10, 2003, the Court rendered its ruling in favor of the Trustee’s motion and dismissed Warner’s position (although a “Blocking Order” as this term is defined in the Civil Procedure Regulations 1984, was not granted). The Court determined, inter alia, that Warner instituted unlawful proceeding in the United States under circumstances substantiating doubts as to its good faith, and such a proceeding cannot be materialized or enforced in the boundaries of the state of Israel. On March 25, 2003, the trustee rendered its decision of Warner’s proof of debt, according to which, it rejected the majority of the said proof. On April 24, 2003, Warner appealed to the district court on the issue of proof of debt and following decisions rendered on the appeal, on September 24, 2003, Warner filed an amended appeal on the trustee’s decision relating to the matter of the proof of debt.

On October 21, 2003, the Supreme Court dismissed Warner’s appeal with respect to the Court’s ruling dated February 10, 2003, subject to the rights of Warner and the Trustee to raise arguments as to the issue of the applicable law with respect to the proceeding of the proof of debt within Warner’s appeal on the trustee’s decision. In addition, the Court instructed Warner to file an amended appeal in order to include the argument with respect to the applicable law.

The amended appeal was filed, in the context of which, Warner seeks the reversal of the trustee’s decision on the proof of debt (which proved the debt for Warner in the amount of $ 182 thousand only) and proved Warner a debt in the aggregate of $ 17 million and alternatively $ 12 million.

On September 1, 2004, the Court dismissed the amended appeal with respect to the proof of debt determining that the Warner’s appeal contradicts the law and its entire substance is nothing but an attempt to generate high profit in an unjust and extraordinary manner at the expense of the ordinary creditors of Tevel. In view of the extraordinary circumstances and the scope of litigation, the Court ruled that Warner shall pay Tevel expenses and legal fees.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On October 5, 2004, Warner filed an appeal with the Supreme Court. Simultaneously, Warner filed, on that very day a motion for stay of performance with respect to the ruling dated September 1, 2004, with the Court and an urgent motion for hearing the said motion. On October 5, 2004, the Court rendered a ruling according to which, the facts referred to in the motion for stay of performance were not supported by an affidavit and it was further determined that the motion is inappropriate to be heard ex parte and the case shall be scheduled for hearing. In addition, the court, instructed that the trustee shall take into consideration the fact that a motion for the stay of performance proceeding was filed. On November 24, 2004, a reply to the motion for stay of performance was filed on behalf of the Trustee and on January 17, 2005 a reply on behalf of the Official Receiver was filed.

On February 9, 2005, the Court rendered its ruling in the matter of the motion for stay of performance. The court indicated that the prospects of Warner’s appeal to prevail are remote, however, due to the concern that if the stay of performance is not granted the factual situation shall be irreversible (in the event that a decision in the appeal shall be rendered in favor of Warner) and in order not to completely nullify the appeal, the court instructed that until a ruling in the appeal is rendered the trustee shall hold up an amount of $ 4 million, which is necessary for dividend distribution to Warner, if the Court shall render a judgment in favor of Warner in the appeal. The stay of performance is contingent upon a deposit of a bank guarantee by Warner in the amount of NIS 2 million to secure the creditors’ damages. The said amount was imposed in addition to the guarantees that may be determined by the Supreme Court as a prerequisite for hearing the appeal.

On May 10, 2005, the summations were filed on behalf of Warner. On August 2, 2005, the summations in the appeal on behalf of Tevel & Warner were entitled to file a response on its behalf until August 23, 2005.

The hearing of the appeal in the Supreme Court is scheduled to May 10, 2006.

In the opinion of Tevel’s management, based on the opinion of its legal counsels, the prospects of Warner’s appeal on the ruling of the district court, are remote and therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b.	On December 9, 2002, Warner filed a lawsuit against Golden Channels with the district court in Los Angeles, California in the U.S. The lawsuit is seeking, inter alia, a monetary compensation on the grounds of breach of contract with Golden Channels dated July 13, 1999 and a lawsuit for declaratory remedies, as detailed in the complaint. On January 17, 2003, an amended complaint was filed in context of which, Warner was seeking, inter alia, to compel Golden Channels to pay compensation of at least $ 16 million in addition to expenses. In addition, among others, declaratory remedies and an injunction were requested. On February 14, 2003, Golden Channels filed its answer and a counterclaim. In the context of the lawsuit, the parties also filed motions for preliminary injunctions. A hearing for the preliminary injunctions was held in March 2003.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The court rejected all of the motions for preliminary injunctions. The evidential hearing for the complaint and the counterclaim was held during January 2004 and in February 2004 the parties filed their summations. In Warner’s post trial brief it requested compensation in the amount of approximately $ 25 million. Golden channels requested compensation in the amount of approximately $ 3.8 million.

On September 29, 2004, the district court in Los Angeles, California, ruled in favour of Warner. The district court awarded Warner damages in the amount of approximately $ 19.3 million (excluding attorney fees) and rejected Golden Channels’counterclaims in the matter. The Court originally entered judgment for Warner in the amount of $ 19 million. It subsequently granted Golden’s motion to amend the judgment to deduct $ 0.6 million in tax certificate damages, and Warner’s motion to add $ 0.65 million in prejudgment interest. Following amendment, the judgment awarded Warner damages of approximately $ 19.3 million, $ 0.2 million in costs, and approximately $ 2.2 million in attorney’s fees and other costs, for a total judgment amount of approximately $ 21.7 million (the “Final Amended Judgment”).

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005, Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

On August 3, 2005, the opening brief in respect of the appeal was filed on behalf of Golden Channels.

On October 24, 2005, the Appellee’s Brief was filed on behalf of Warner. Warner withdrew the cross appeal which was filed on its behalf. Golden Channels intends to file a reply to the Appealee’s Brief which was filed on behalf of Warner during December 2005.

Pursuant to an agreement among the Israeli cable television operators (including Golden Channels, Tevel and the Company) and Hot Vision (see below), the Company is required to indemnify Golden Channels (through Hot Vision) for approximately 26.5% of the damages awarded to Warner, which will actually be paid by Golden Channels amounting at the maximum to approximately $ 5.8 million.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

In light of the above mentioned and taking into consideration the additional interest and legal costs that may be incurred by Golden channels, Hot Vision included in its financial statements for the year ended December 31, 2004 a provision of NIS 92.8 million (NIS 98.9 million including linkage differences plus interest as of September 30, 2005).

c.	On or about the filing date of the lawsuits detailed in sections a and b above, Warner forfeited letters of credit it was granted by Golden Channels and Tevel in the amount of $ 5 million each.

On September 30, 2003, Hot Vision and the Cable Companies signed an agreement for the indemnification of Hot Vision relating to all of the amounts that it shall bear in connection with the debt to the major studios and expenses associated with the management of the above legal procedures (the “Indemnification Agreement”). According to the Indemnification Agreement, the Cable Companies are committed, one towards the other, to jointly finance through Hot Vision the debt to the major studios and expenses associated with the management of these legal procedures which were implemented until the date of the financial statements against certain of the Cable Companies as well as any other procedure between Tevel and/or Golden Channels and the major studios in connection with agreements which were signed and/or terminated with the major studios –regarding content which was provided to channels “HOT 3” and “HOT Movies”. As for the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”), it was agreed that the amounts shall be paid directly to Tevel.

According to the Indemnification Agreement, the debt to the major studios contains amounts that Tevel and/or Golden Channels have to pay, as the case may be, to the major studios in connection with the legal proceedings associated with these agreements, including the amounts of new guarantees provided to the major studios, if so provided, and which the major studios will forfeit and legal fees that Tevel and/or Golden Channels will have to pay to the major studios, all by virtue of a judgment or a decree rendered in the context of the legal proceedings. The Indemnification Agreement stipulates, inter alia, that each of the Cable Companies shall pay Hot Vision sums, according to its relative share in the market, of the amounts that shall be actually paid by Tevel and/or Golden Channels with respect to their debt to the major studios and expenses associated with the management of the legal procedures in connection with “Hot Movies” and/or “HOT 3".

The indemnification does not include amounts that are payable by the Cable Companies to Tevel and/or Golden Channels through Hot Vision and Avdar for purchase of content to channels “HOT 3” and “HOT Movies” and to the pay channels (“Hot Drama”, “HOT Action”, “Hot Fun” and “Cinema Prime”).

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The indemnification Agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the Indemnification Agreement.

In light of the abovementioned, the Company included in the financial statements for 2004 its relative share in the provision recorded by Hot Vision in the amount of NIS 24.7 million (includes additional amounts as mentioned above). During the reported period, the Company included in the financial statements financial expenses in the amount of NIS 1 million as linkage differences plus interest.

2.	On December 31, 2003, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., or Eshkolot, filed a lawsuit in the District Court of Tel Aviv-Jaffa against the Company and the other Cable Companies for certain payments, for temporary and permanent injunctions, and to give instructions to Tevel’s trustee. Eshkolot claims that, since January 1, 2003, the cable television operators broadcast programs in violation of the rights of Israeli performers held by Eshkolot since such broadcasts were made without Eshkolot’s consent and without payment of royalties. In the context of the claim, the Court was requested to instruct and affirm that Eshkolot is entitled to receive a usage payment of NIS 8.5 million as compensation for 2003 royalties (net of payments already transferred to Eshkolot), and that, from now on in each year the cable companies will have to pay this amount including linkage differentials and to update such royalties relative to increases in the number of broadcasting minutes of protected performances. Additionally, Eshkolot requested to oblige the Cable Companies to pay the maximum statutory compensation, as set in the Copyrights Law, in the total amount of NIS 24.3 million. Eshkolot also requested a permanent injunction order against the cable companies that will prohibit the broadcast of protected performances employing performers’rights held by Eshkolot, unless expressly authorized by Eshkolot.

Further, the Court was requested to give a temporary injunction to prohibit the Cable Companies from broadcasting performances employing performers’ rights held by Eshkolot, unless an advance express written authorization from Eshkolot is received, until the hearing and the decision in Eshkolot’s primary claim for compensation for violating performers’ rights and in the request for the permanent injunction against the Cable Companies.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

On May 13, 2004, the court approved the parties’ notice of arbitration and the case was forwarded to arbitration with instructions to strike the lawsuit with no order for expenses.

The statement of complaint on behalf of Eshkolot, in the arbitration, was filed on September 25, 2004. The amount of the claim, which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002, is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004-2006. Eshkolot argues that this is the “appropriate royalty” as implied in the Performers and Broadcasters Rights Law – 1984, which is to be paid each year.

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004. In the statement of defense, the Cable Companies refute Eshkolot’s arguments, inter alia, concerning the scope of the use of its repertoire and claim that in view of the various developments in the communications market in Israel, and particularly in view of entering of competitors to the market such as Yes – the amount of the royalties paid to Eshkolot should be decreased. It is further argued that Eshkolot is not the owner of rights in certain musical works, which it refers to within its claim, since the performing artists exclusively assigned their rights to production companies. The Company also claims that Eshkolot misused its monopolistic powers in the market, in order to impose unreasonable prices on its consumers.

On January 30, 2005, Eshkolot requested the Cable Companies to pay an interim payment in the amount of NIS 11.5 million for the years 2003 – 2005 (in addition to the payment in the amount of NIS 3.5 million). On February 15, 2005 the Cable companies replied Eshkolot and declined said request. On October 31, 2005, the arbitrator rendered a decision to decline Eshkolot’s request for an interim payment. According to the said decision, due to the factual and legal controversies between the parties, at this stage, there is no justification to order the Cable Companies to pay an interim payment and the main conflict should be resolved. The date for the hearing is set for December 2005.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is impossible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

3.	On April 11, 2005, the Israeli Records and Cassettes Federation (the “Federation”) filed in the District Court of Haifa a claim against the Company and the other Cable Companies as well as a request for payment of temporary royalties. The Federation seeks to represent the Israeli record companies as well as foreign record companies that impressed musical compositions on records and compact disks, which the Cable Companies broadcast.

The Federation seeks a permanent injunction that shall prohibit the Cable Companies to use the compositions, which are included in the Federation’s repertoire. The Federation further notified the Court that it shall be willing to withdraw the claim for permanent injunction subject to payment by the Cable Companies of the license fees in the amount demanded by the Federation or determined by the Court.

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NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

The Federation contemplated that since March 15, 2004, the Cable Companies broadcast programs in violation of the rights held by the Federation, due to the fact that the agreement between the Cable Companies and the Federation terminated on December 31, 2002 as well as the temporary license rendered by the Federation to the Cable Companies in order to negotiate and execute a new agreement. The Federation claims that although the Cable Companies acknowledge its rights they continue to use the compositions included in the Federation’s repertoire and violate the Law.

The Federation noted that it reserves the right to request a preliminary injunction. The Federation further noted its consent that the Court shall render a judgment in way of granting the operative legal ruling without furnishing any reasoning. In addition, the Federation informed the Court of its consent to arbitration proceedings. The Court is further requested to instruct the Cable Companies to pay the Federation interim royalties until a judgment is rendered. The Federation presented two main models in respect of the calculation of the royalties as follows: (a) payment in the amount of 0.26% – 0.3% of the income of the Cable Companies (plus VAT); (b) payment of yearly royalties in a fixed sum per subscriber (plus VAT).

The Federation requested the Court to oblige the Cable Companies to pay permanent royalties in the sum of $ 2 per each subscriber that does not receive the audio channels or $ 5 per each subscriber that receives the audio channels.

The Cable Companies submitted the response to the request for payment of temporary royalties and the statement of defense on September 6, 2005. In the response the Cable Companies claimed, inter alia, that the request made by the Federation for the payment of temporary royalties was not timely and was not submitted in good faith. In addition the Cable Companies claimed that the amount requested was extremely unreasonable whereas it exceeds 11 times the amount of the highest royalty amount paid to the Federation during the term of the agreement. In that matter, the Cable Companies claimed that the request for payment temporary royalties can be in an amount of up to US$ 200,000, which is the contractual amount that was paid to the Federation during the term of the agreement.

On July 6, 2005, a hearing was held in the matter of the temporary royalties. The Court rendered a decision according to which the temporary royalties shall be US$ 380,000 (plus VAT) per each year. The Court determined that the Cable Companies shall receive a license in the scope of the actual use by the Cable Companies of Eshkolt’s repertoire. The said amount is due in respect to the year 2003 and onwards until a further decision is rendered by the Court. According to the agreement reached between the Cable Companies and the Federation, the said amount shall be paid in 8 monthly equally installments as of August 2005 until March 2006.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

4.	On July 29, 2004, Bezeq, the Israel Telecommunication Corp. Ltd. (“Bezeq”) submitted a petition for the granting of orders ex parte and for the granting of an interim order, against the Government of Israel, the Minister of Communications and the Minister of Finance (“the Respondents”) and against Hot Telecom as a formal respondent.

The petition was based on an amendment to the Communications Regulations (Bezeq and Broadcasting) (Payments for Interconnection), 2000 (the “Interconnection Regulations”), specifically on interim Regulation No. 10. This regulation sets a “Bill and Keep” arrangement which applies between Bezeq and Hot Telecom as follows:

In regulation 10 to the interconnection regulations, Bezeq and the internal operator (except for a unique internal operator and Bezeq) will not make payments to each other for reciprocal communication links as stated in the aforesaid regulation, and each of them will bear their costs in this respect, all of which is if the following cumulative conditions are met:

(a)	Two years have not yet elapsed from the (the date on which the internal operator commenced providing telephony services on a commercial basis, as the Minister of Communications informed the concerned license holders) (November 25, 2004).

(b)	The difference between the total minutes of traffic originating in the internal operator’s aforesaid network and their destination being the internal operator network of Bezeq and the total minutes of traffic originating in the internal operator’s network of Bezeq and their destination being internal operator’s aforesaid network does not exceed 1,050,000,000 minutes of traffic.

Subsequent to a preliminary hearing of the petition, and after the Bezeq (Royalties) Regulations, 2001 was amended in a way that ensured that Bezeq may set off the loss of income, the petitioner filed an amended petition.

During a preliminary hearing of the amended petition, which was held on April 14, 2005, and in accordance with the Court’s recommendation Bezek withdrew the petition.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:	–	COMMITMENTS, CONTINGENT LIABILITIES AND LIENS (Cont.)

c.	Financial covenants:

As of December 31, 2004, the company did not comply with two covenants to maintain the financial ratios, as defined in the agreement and out of which approximately NIS 87 million and NIS 47 million have been used as of September 30, 2005 and December 31, 2004, respectively (see also Note 10(a) to the Company’s annual financial statements as of December 31, 2004).

During March 2005, the company received a letter from the bank according to which the bank does not deem the non-compliance, as above, a violation of the company to maintain the financial ratios for a period of one year from the date of the letter (the waiver period). As of the date of the financial statements the Company expects that it will have difficulties to comply with the financial ratios, determined in the abovementioned agreement, for 2005, and therefore reclassified its long term borrowing credit from that bank (in the amount of approximately NIS 30 million) as a short term credit.

NOTE 5:	–	SIGNIFICANT EVENTS

a.	On April 20, 2005, the Company has exercised its option to participate in the share buyback of Partner Communications Company Ltd. (“Partner”), together with Elbit Ltd., Eurocom Communications Limited and Polar Communications Limited. At the closing of the transaction, the Company sold to Partner 7,783,444 Ordinary shares of Partner for total consideration of approximately NIS 250 million. The above mentioned transaction was subsequent to the removal of the pledge on Partner shares. The Company currently holds 1,884,926 Ordinary shares of Partner (approximately 1.2% of the share capital of Partner), almost all of which are subject to transfer restrictions under Partner’s communications license.

As a result of a decrease in the shareholdings in Partner and effective as of April 2005 the investment in Partner is presented in the Company’s financial statements, in accordance with generally accepted accounting principles, at cost accounting basis.

Further to the sale of shares of Partner by the Company, and further to discussions with the Israeli Tax Authorities (“ITA”) regarding the sales of Partner shares by the Company in 2002 and 2003, following which no agreement was reached pertaining to the tax aspects related to these capital gains, and following an order which was issued against Matav’s subsidiary (“the subsidiary”) with respect to 2002 Matav and the Subsidiary reached a settlement with the ITA.

Pursuant to the settlement, a portion of the gain that was recognized by the Subsidiary from the sale of Partner shares, in the amount of approximately NIS 208 million, will be considered Matav’s gain and offset against Matav’s carry-forward tax losses. The remaining total tax liability from the sales of Partner shares, net of an advanced payment previously paid to ITA, in the amount of approximately NIS 106 million (including accrued interest and CPI linkage), was fully paid by the subsidiary during the reported period.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SIGNIFICANT EVENTS (Cont.)

In light of this settlement, the capital gain, after taxes and related expenses, from the sale of Partner shares, as described above, which is included in the Company’s financial statements for the period ended September 30, 2005, is approximately NIS 170 million.

b.	On September 15, 2005, Barak, Clalcom Ltd (which holds approximately 44% of the share capital of Barak and which is a subsidiary of Clal Industries and Investments Ltd.), Clal Industries and Investments Ltd. (together: “Clal”), Dial-the Israeli Company for International Communications Ltd. (“Dial”), and Matav entered into a Non-Binding Term Sheet in order to set out the terms for a proposed restructuring of Barak’s capital and debt (“the Term-Sheet”), subject, inter alia, to the entry of Barak, certain holders of Senior Subordinated Discount Notes due 2007 of Barak (“the Existing Notes”) (“the Note Holders”) and Clal into a definitive Restructuring Agreement (“the Restructuring Agreement”).

On July 26, 2005, Clal announced that the Restructuring Agreement was signed.

The Restructuring Agreement shall be effected through, among others, a plan under Section 350 of the Companies Law (“the Plan”).

Pursuant to the Plan, Barak shall pay the Note Holders, upon the Plan becoming effective (the “Closing”) a cash sum (the “Cash Payment”) of US$ 32.35 million in exchange for the full and final compromise of: (a) US$ 57.4 million of the principal face value of the Existing Notes; (b) default interest on the interest coupon due on the outstanding Existing Notes on November 15, 2004 (the “November Coupon”), but excluding the November Coupon itself; and (c) all interest accrued on the outstanding Existing Notes including the interest coupon due on the outstanding Existing Notes on May 15, 2005 and all default interest thereon, but excluding (i) the November Coupon, and (ii) the interest due on the Residual Notes accruing from March 1, 2005 (“The Debt Compromise”).

Following the Debt Compromise, the principal amount of the Existing Notes shall be reduced to US$ 65 million (“the Residual Notes”). The Residual Notes shall bear interest at the rate of 10% per annum, accruing from March 1, 2005.

In addition, according to the Restructuring Agreement, Barak shall pay to the Note holders, US$ 7.65 million (being the November Coupon) out of its cash funds. The payment of the November Coupon shall be in addition to the payment of the Cash Payment.

The Cash Payment shall be funded by Clal and the Company, as described below, in exchange for ordinary shares that will be issued by Barak, on terms to be agreed between Clal, Barak and the Company, and subject to the prior approval by the Note Holders.

The Restructuring Agreement is subject to certain conditions and approvals which have not yet been met or received.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SIGNIFICANT EVENTS (Cont.)

The Company entered into an agreement with Clal, according to which the Company is entitled to participate in the cash payment together with Clal (Clal shall invest in Barak a total amount of approximately US$ 26 million, and the Company shall invest in Barak an amount of approximately US$ 6 million, in accordance with its proportional holdings in Barak), the Company will be entitled to appoint one board member out of a total five board members in Barak and will be granted, among other preemptive rights, a Put option to sell all of its shares in Barak to Clal at certain conditions as detailed in the agreement. In addition, it has been agreed by the parties that Clal will be granted, among certain rights as defined in the agreement, a Call option at certain conditions as agreed upon, to purchase all of the company’s shares in Barak. According to the agreement, the Company had to inform Clal on its participation no later than September 30, 2005.

On September 28, 2005, the Company informed Clal of its decision to participate in the funding of the Cash Payment, in the amount of US$6 million. Accordingly, following the said participation of the Company in the funding of the Cash Payment and upon the completion of the restructuring agreement, the Company’s holdings in Barak will be increased to approximately 18.5%.

c.	On May 26, 2005, the Company announced that it is delaying the implementation of its previously announced plan, as mentioned in the annual financial statements as of December 31, 2004, to terminate its SEC registration, NASDAQ listing and its American Depository Receipt (ADR) program.

The board of directors of the Company will re-examine the timing of such termination in the next few months.

d.	In the reported period, the Company approved the issuance of additional 70,000 options of the Company’s employees (under the 2003 plan, as specified in the annual financial statements of the Company as of December 31, 2004). The expiration and the vesting periods of the above options are identical to the terms set forth in the 2003 plan and which are in force effective on the date of the actual issuance. The exercise price of 30,000 options is identical to the terms set forth in the 2003 plan and the fair value of each option at the date of grant, computed by the B&S formula, was NIS 13-14. The exercise price of the remaining 40,000 options is NIS 38 per share and the fair value of each option at the date of grant, computed by the B&S formula, was NIS 8-12. In addition, 10,266 options (of the 2003 plan) were exercised during the reported year.

e.	On July 25, 2005, the Knesset (Israeli Parliament) passed the Law for the Amendment of the Income Tax Ordinance (No. 147), 2005, which prescribes, among others, a gradual decrease in the corporate tax rate in Israel to the following tax rates: in 2006 – 31%, in 2007 – 29%, in 2008 – 27%, in 2009 – 26% and in 2010 and thereafter – 25%.

The effect of the aforementioned amendment on the interim financial statements resulted in a decrease in tax expense in the amount of approximately NIS 1.5 million in the three months and nine months ended September 30, 2005.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SIGNIFICANT EVENTS (Cont.)

f.	Guarantees:

1.	On July 21, 2005, the Controller issued an amendment to the merger approval thereby reducing the bank guarantee to ensure compliance with the terms of the approval in the amount of US$ 15 million to US$ 8 million. The Company’s share in the guarantee as of December 31, 2004 was NIS 16.5 million and consequently to the above amendment reduced to NIS 9.6 million. In addition, on October 31, 2005, the controller issued an additional amendment to the merger approval thereby reducing the said bank guarantee to US$ 2 million.

2.	On September 28, 2005, the Ministry of Communications reduced the bank guarantee provided by the three Cable Companies, pursuant to Hot Telecom infrastructure License, by US$ 2.9 million. The Company’s share in the guarantee as of December 31, 2004 was NIS 16.3 million and consequently to the above was reduced to NIS 9.6 million.

3.	The Cable Companies provided a guarantee of up to NIS 200 million to ensure compliance of Hot Telecom’s liabilities towards third party with whom it signed a tenancy agreement. The Company’s relative part in this guarantee is approximately NIS 53 million.

g.	On August 9, 2005, as part of its economical policy for the year 2006, the Israeli Government adopted the following Resolutions –

1.	Resolution no. 4121 – To procure the establishment of a digital, nationwide, terrestrial distribution system which will broadcast and enable the free terrestrial reception of the following channels: the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”) and the “Parliament Channel” (channel “99”) (“DTT System”). This resolution further provides for the appointment of a multi-ministerial tenders committee that shall publish a tender designed to enable that committee to choose a single bidding winner who shall design, establish and operate the said DTT System. According to the resolution such tender shall be published by not later than January 1, 2006, the announcement of the chosen winner shall be made by not later than April 1, 2006 and said DTT System shall commence operation by no later than January 1, 2007;

2.	Resolution no. 4095 – (i) To allow consumers, by no later than January 1, 2007, to purchase from a multi-channel television operator a basic package of services which will include connection to the infrastructure of such operator and reception of the aforementioned channels, the Educational Television channel (channel “23”) and the Dedicated Channels (channels “9” and “24”) (the “Basic Package”), without being obliged to purchase any other services; (ii) To appoint an inter-ministerial committee which will determine by no later than March 1, 2006 the maximum price payable by the consumers for the said package. Such price shall be based on the cost of access to the infrastructure and the cost of distribution of the said channels, plus reasonable profit to the relevant operator; (iii) to perform the necessary legislation amendments in order to implement said Resolution.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	SIGNIFICANT EVENTS (Cont.)

In accordance with Resolution no. 4095, an amendment to the Telecommunications Law was submitted to the Knesset’s Finance Committee. The amendment incorporates Resolution no. 4095 within the framework of the Arrangements Bill for the Country’s Economy for the year 2006 (as section 37 of the Telecommunications chapter). According to the said amendment: (1) the Cable Broadcast Licensee (“Licensee”) shall be obliged to offer the Basic Package to its subscribers, without conditioning the provision of said Basic Package upon the purchase of any other broadcasts or services; (2) the Minister of Telecommunications, with the consent of the Minister of Finance, and after having consulted with the Council may determine the maximum amount that a general Licensee for Cable Television Broadcast may demand for the provision of the Basic Package, based on the cost of the provision of said Basic Package plus a reasonable profit for the Licensee; (3) the Minister may, after having consulted with the Council, instruct such Licensee with respect of the activities which said Licensee will be demanded to undertake for the purpose of providing the Basic Package.

The entry into force of the said amendment, if approved by the Knesset, shall be as from January 1, 2007.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:	–	INFORMATION ABOUT BUSINESS SEGMENTS

	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Nine months ended September 30, 2005 (unaudited)

Segment revenues	45,532	362,111	407,643

Segment results	21,327	(42,229)	(20,902)

Nine months ended September 30, 2004 (unaudited)

Segment revenues	49,546	394,594	444,140

Segment results	20,043	(13,477)	6,566

Three months ended September 30, 2005 (unaudited)

Segment revenues	14,800	119,573	134,373

Segment results	6,143	(16,164)	(10,021)

Three months ended September 30, 2004 (unaudited)

Segment revenues	17,135	128,477	145,612

Segment results	7,601	(6,747)	854

Year ended December 31, 2004 (audited)

Segment revenues	65,659	518,905	584,564

Segment results	28,457	(25,448)	3,009